SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

14 May 2015

Prudential plc

Results of Annual General Meeting held on 14 May 2015

Prudential plc (the "Company") announces that at its Annual General Meeting ("AGM") held earlier today, Resolutions 1 to 23, as ordinary resolutions, and Resolutions 24 to 26, as special resolutions, were duly passed and the results of the polls are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1.	To receive and consider the Accounts, Strategic Report, Directors' Remuneration Report, Directors' Report and the Auditors' Report (the Annual Report)	1,944,426,649	99.93	1,439,317	0.07	1,945,865,966	75.69%	2,670,561
2.	To approve the Directors' Remuneration Report (other than the part containing the summary of the Directors' Remuneration Policy)	1,711,107,495	93.81	112,901,645	6.19	1,824,009,140	70.95%	124,526,722
3.	To declare a final dividend of 25.74 pence per ordinary share of the Company	1,944,335,707	100.00	18,163	0.00	1,944,353,870	75.63%	4,188,666
4.	To re-elect Mr Pierre-Olivier Bouée as a director	1,915,294,123	98.42	30,779,586	1.58	1,946,073,709	75.69%	2,462,095
5.	To re-elect Sir Howard Davies as a director	1,930,816,501	99.22	15,274,481	0.78	1,946,090,982	75.69%	2,444,823
6.	To re-elect Ms Ann Godbehere as a director	1,924,709,718	98.91	21,290,799	1.09	1,946,000,517	75.69%	2,535,288
7.	To re-elect Ms Jacqueline Hunt as a director	1,915,454,570	98.43	30,612,205	1.57	1,946,066,775	75.69%	2,469,089
8.	To re-elect Mr Alexander Johnston as a director	1,922,235,967	98.78	23,813,044	1.22	1,946,049,011	75.69%	2,486,654
9.	To re-elect Mr Paul Manduca as a director	1,927,581,073	99.05	18,479,193	0.95	1,946,060,266	75.69%	2,475,399
10.	To re-elect Mr Michael McLintock as a director	1,914,808,937	98.39	31,242,501	1.61	1,946,051,438	75.69%	2,484,226
11.	To re-elect Mr Kaikhushru Nargolwala as a director	1,880,169,451	99.49	9,658,771	0.51	1,889,828,222	73.51%	58,707,443
12.	To re-elect Mr Nicolaos Nicandrou as a director	1,924,185,274	98.88	21,867,369	1.12	1,946,052,643	75.69%	2,483,022
13.	To re-elect Mr Anthony Nightingale as a director	1,818,899,035	96.26	70,628,440	3.74	1,889,527,475	73.49%	59,008,190
14.	To re-elect Mr Philip Remnant as a director	1,875,620,119	99.25	14,128,465	0.75	1,889,748,584	73.50%	58,787,081
15.	To re-elect Ms Alice Schroeder as a director	1,932,088,846	99.28	13,977,668	0.72	1,946,066,514	75.69%	2,469,151
16.	To re-elect Mr Barry Stowe as a director	1,915,278,846	98.42	30,788,621	1.58	1,946,067,467	75.69%	2,468,197
17.	To re-elect Mr Tidjane Thiam as a director	1,926,179,203	98.98	19,765,830	1.02	1,945,945,033	75.69%	2,590,632
18.	To re-elect Mr Michael Wells as a director	1,916,609,884	98.49	29,437,635	1.51	1,946,047,519	75.69%	2,488,145
19.	To re-appoint KPMG LLP as the Company's auditor	1,874,293,374	96.46	68,849,499	3.54	1,943,142,873	75.58%	5,385,912
20.	To authorise the directors to determine the amount of the auditor's remuneration	1,910,107,224	98.24	34,278,223	1.76	1,944,385,447	75.63%	4,143,338
21.	To renew the authority to make political donations	1,927,326,226	99.05	18,543,809	0.95	1,945,870,035	75.69%	2,658,750
22.	To renew the authority to allot ordinary shares	1,904,175,976	97.85	41,853,513	2.15	1,946,029,489	75.69%	2,499,293
23.	To renew the extension of authority to allot ordinary shares to include repurchased shares	1,928,328,915	99.09	17,677,019	0.91	1,946,005,934	75.69%	2,522,848
24.	To renew the authority for disapplication of pre-emption rights	1,934,546,194	99.41	11,463,701	0.59	1,946,009,895	75.69%	2,518,659
25.	To renew the authority for purchase of own shares	1,940,786,798	99.73	5,268,596	0.27	1,946,055,394	75.69%	2,473,388
26.	To renew the authority in respect of notice for general meetings	1,749,582,701	89.92	196,169,629	10.08	1,945,752,330	75.68%	2,776,451

Lord Turnbull did not stand for re-election as a Director, and has stepped down from the Board with effect from the conclusion of the AGM.

As at 6.00pm on 12 May 2015, the number of issued shares of the Company was 2,570,985,969 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution.

Copies of all resolutions, other than those concerning ordinary business, passed at the AGM on 14 May 2015 have, pursuant to Listing Rule 9.6.2 of the UK Listing Rules, been submitted to the National Storage Mechanism and will shortly be available to view at www.hemscott.com/nsm.do

Additional Information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Contact:

Stefan Bort, Deputy Group Secretary 020 7548 2115

Alan F. Porter, Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 May 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Alan F. Porter

Alan F. Porter
Group Company Secretary